FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 2006

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 2 November 2006.

2.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 3 November 2006.

3.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 6 November 2006.

4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 7 November 2006.

5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 8 November 2006.

6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 9 November 2006.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 10 November 2006.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 13 November 2006.

9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 14 November 2006.

10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 15 November 2006.

11.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 16 November 2006.

12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 17 November 2006.

13.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 20 November 2006.

14.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 21 November 2006.

15.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 22 November 2006.

16.	Press release entitled, “AstraZeneca signs distribution agreement with Par Pharmaceuticals for an authorized generic version of TOPROL-XL”, dated 22 November 2006.

17.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 23 November 2006.

18.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 24 November 2006.

19.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 27 November 2006.

20.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 28 November 2006.

21.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 29 November 2006.

22.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 30 November 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	01 December 2006	By:	/s/ G H R Musker

Name: G H R Musker
Title: Secretary & Solicitor

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the month of November, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 361,323 ordinary shares of AstraZeneca PLC at a price of 3145 pence per share on 1 November 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,543,700,067.

G H R Musker
Company Secretary
2 November 2006

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the month of November, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 355,934 ordinary shares of AstraZeneca PLC at a price of 3192 pence per share on 2 November 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,543,346,595.

G H R Musker
Company Secretary
3 November 2006

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the month of November, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 355,113 ordinary shares of AstraZeneca PLC at a price of 3200 pence per share on 3 November 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,542,994,882.

G H R Musker
Company Secretary
6 November 2006

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the month of November, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 354,360 ordinary shares of AstraZeneca PLC at a price of 3207 pence per share on 6 November 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,542,643,342.

G H R Musker
Company Secretary
7 November 2006

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the month of November, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 352,441 ordinary shares of AstraZeneca PLC at a price of 3224 pence per share on 7 November 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,542,293,581.

G H R Musker
Company Secretary
8 November 2006

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the month of November, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 357,274 ordinary shares of AstraZeneca PLC at a price of 3181 pence per share on 8 November 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,541,936,845.

G H R Musker
Company Secretary
9 November 2006

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the month of November, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 367,442 ordinary shares of AstraZeneca PLC at a price of 3090 pence per share on 9 November 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,541,580,740.

G H R Musker
Company Secretary
10 November 2006

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the month of November, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 376,630 ordinary shares of AstraZeneca PLC at a price of 3010 pence per share on 10 November 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,541,205,927.

G H R Musker
Company Secretary
13 November 2006

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the month of November, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 371,048 ordinary shares of AstraZeneca PLC at a price of 3060 pence per share on 13 November 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,540,837,660.

G H R Musker
Company Secretary
14 November 2006

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the month of November, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 370,208 ordinary shares of AstraZeneca PLC at a price of 3068 pence per share on 14 November 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,540,467,952.

G H R Musker
Company Secretary
15 November 2006

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the month of November, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 369,515 ordinary shares of AstraZeneca PLC at a price of 3074 pence per share on 15 November 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,540,100,554.

G H R Musker
Company Secretary
16 November 2006

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the month of November, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 368,784 ordinary shares of AstraZeneca PLC at a price of 3081 pence per share on 16 November 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,539,734,073.

G H R Musker
Company Secretary
17 November 2006

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the month of November, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 372,517 ordinary shares of AstraZeneca PLC at a price of 3049 pence per share on 17 November 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,539,370,853.

G H R Musker
Company Secretary
20 November 2006

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the month of November, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 375,879 ordinary shares of AstraZeneca PLC at a price of 3020 pence per share on 20 November 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,539,000,885.

G H R Musker
Company Secretary
21 November 2006

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the month of November, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 378,013 ordinary shares of AstraZeneca PLC at a price of 3003 pence per share on 21 November 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,538,625,683.

G H R Musker
Company Secretary
22 November 2006

Item 16

AstraZeneca signs distribution agreement with Par
Pharmaceuticals for an authorized generic version of
TOPROL-XL

AstraZeneca today announced it has entered into a supply and distribution agreement with Par Pharmaceutical to distribute an authorized generic version of metoprolol succinate in the United States. Currently, the authorized generic product will be distributed in the 25 mg dosage strength. The signing of this agreement does not affect the availability of AstraZeneca’s branded version of metoprolol succinate, TOPROL-XL. AstraZeneca will continue to manufacture and make TOPROL-XL available in the United States.

A 25 mg version of metoprolol succinate was launched in the United States yesterday by Eon Labs, part of Sandoz. The 25 mg dose accounts for an estimated 20 per cent of AstraZeneca’s TOPROL-XL sales in the US.

The Full Year EPS guidance of $3.85 to $3.95 announced with the Third Quarter 2006 results excluded any one-off costs and inventory adjustments associated with the possible launch of generic metoprolol succinate. These one-off costs and inventory adjustments are now calculated to be approximately $150m or 8 cents per share and will be charged in the fourth quarter. After accounting for this, the company now expects the full year EPS guidance to be at the lower end of the $3.85 to $3.95 range previously announced.

On January 17, 2006, a US District Court, in litigation involving KV Pharmaceutical Company, Andrx Pharmaceuticals LLC, Andrx Corporation, and Eon Labs Manufacturing, Inc., held the patents covering TOPROL-XL (metoprolol succinate) extended release tablets to be invalid and unenforceable. AstraZeneca strongly disagrees with the court’s decision, and filed a Notice of Appeal in February to the US Court of Appeals for the Federal Circuit. A decision regarding this appeal is pending. The patent protecting TOPROL-XL expires September 18, 2007.

22 November 2006

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033
Chris Major, Tel: +44 (0) 207 304 5028

Investor Relations:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: + 44 (0) 207 304 5087
Jörgen Winroth, Tel: + 1 (212) 579 0506
Ed Seage, Tel: +1 302 886 4065

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the month of November, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 377,663 ordinary shares of AstraZeneca PLC at a price of 3006 pence per share on 22 November 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,538,255,872.

G H R Musker
Company Secretary
23 November 2006

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the month of November, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 380,515 ordinary shares of AstraZeneca PLC at a price of 2982 pence per share on 23 November 2006.

In addition, AstraZeneca PLC announced that on the same date, it purchased for cancellation 286,800 ordinary shares of AstraZeneca PLC at a price of 2978 pence per share.

Upon the cancellation of all of the shares purchased on that date, the number of shares in issue will be 1,537,614,835.

G H R Musker
Company Secretary
24 November 2006

Item 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the month of November, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 381,031 ordinary shares of AstraZeneca PLC at a price of 2978 pence per share on 24 November 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,537,233,804.

G H R Musker
Company Secretary
27 November 2006

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the month of November, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 386,005 ordinary shares of AstraZeneca PLC at a price of 2937 pence per share on 27 November 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,536,847,799.

G H R Musker
Company Secretary
28 November 2006

Item 21

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the month of November, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 386,675 ordinary shares of AstraZeneca PLC at a price of 2932 pence per share on 28 November 2006.

In addition, AstraZeneca PLC announced that on the same date, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2935 pence per share.

Upon the cancellation of all of the shares purchased on that date, the number of shares in issue will be 1,535,962,024.

G H R Musker
Company Secretary
29 November 2006

Item 22

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the month of November, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 378,893 ordinary shares of AstraZeneca PLC at a price of 2997.49 pence per share on 29 November 2006. Upon the cancellation of these shares, the number of shares in issue will be 1,535,583,131.

G H R Musker
Company Secretary
30 November 2006